March 3, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (772) 221-1690

Eric M. Wechsler, Esq.
General Counsel
NUCO (2) Inc.
2800 S.E. Market Place
Miami, Florida 34997

      Re: 	NuCO2 Inc.
Amendment No. 1 to Form S-3, filed March 1, 2005
	File No. 333-122226


Dear Mr. Wechsler:

      We have reviewed your filing and have the following comments.
Feel free to call us at the telephone numbers listed at the end of this letter.


Selling Shareholders, page 15

1. Please state in your prospectus whether any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer or confirm to us supplementally that no selling security holder is a broker-dealer or an affiliate of a broker-dealer. We may have additional comments upon review of your response.

2. For a beneficial owner that is not a natural person, indicate by footnote or otherwise whether the beneficial owner is a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act.

3. For a beneficial owner that is not a natural person and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise or advise.

4. Please disclose how each selling security holder acquired the securities to be sold.

Plan of Distribution, page 17

5. We restate the last sentence of prior comment number 1 to revise your disclosure to clarify that you will file a post-effective amendment to disclose any other underwriters.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Matt Franker, Staff Attorney, at (202) 824-
5495
or me at (202) 942-2864 with any questions.


Sincerely,




Jennifer Hardy
Branch Chief


cc: 	Ken Silverman, Esq. (via facsimile 212/451-2222)
	Olshan Grundman Frome Rosenzweig & Wolosky LLP
	65 East 55th Street
	New York, New York 10022
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Eric M. Wechsler
NUCO (2) Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE